Exhibit 3.29
CERTIFICATE OF FORMATION
OF
FNIS Flood of California, LLC
1.	The name of the limited liability company is FNIS Flood of California, LLC.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

3.	The limited liability company shall exist in perpetuity.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of FNIS Flood of California, LLC on March 1, 2002.

/s/ Marjorie Nemzura
Marjorie Nemzura, Authorized Person

STATE OF DELAWARE SECRETARY OF STATE DIVISION OF CORPORATIONS FILED 10:45 AM 03/05/2002 020146935 — 3498329